



GGL DIAMOND CORP.

PRESS RELEASE

March 23, 2006

SHAREHOLDER RIGHTS PLAN RENEWED

Vancouver, BC: **GGL Diamond Corp.** (TSXV: GGL) (the "Company") announces today that its Board of Directors adopted an amended and restated Shareholder Rights Plan, which replaces the Company's existing Shareholder Rights Plan which was adopted in 2001. In making the announcement, the Company emphasized that it is not aware of any pending or threatened takeover bid.

The purpose of the Plan is twofold. Firstly, it provides the directors and shareholders of the Company with additional time to assess and evaluate any offers to acquire shares of the Company and, where appropriate, to enable the Board to explore and develop alternatives to maximize shareholder value. Secondly, it encourages fair treatment of all shareholders in connection with any takeover bid for the Company.

The amended and restated Plan is effective March 23, 2006, but in accordance with stock exchange requirements it will be submitted to the shareholders of the Company for confirmation at the Company's Annual and Special Meeting, which is scheduled for May 12, 2006. If shareholders do not confirm the Plan at the meeting, the Plan and the Rights will terminate and cease to be effective.

The Plan is not intended to block takeover bids. The Rights issued under the Plan become exercisable only if a person, or a group of persons acting in concert, acquires 20 per cent or more of the outstanding common shares of the Company. The Rights are not triggered by a "permitted bid" which is a bid made to all common shareholders by way of a takeover bid circular that remains open for not less than 60 days and pursuant to which more than 50 per cent of the common shares held by independent shareholders are deposited and not withdrawn. Each Right, upon exercise would permit the purchase of shares of the Company at a substantial discount to market price, as defined in the Plan.

Notwithstanding confirmation of the Plan at the 2006 Annual and Special Meeting, the Plan must be reconfirmed by the shareholders at the 2011 annual general meeting. If the Plan is not so reconfirmed or is not presented for reconfirmation at the 2011 annual general meeting, the Plan shall terminate on and from the close of the 2011 annual general meeting. If the Plan is reconfirmed at the 2011 annual general meeting, then it will terminate on the earlier of the time at which the right to exercise rights shall terminate pursuant to the Plan or the 2016 annual general meeting.

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#904 - 675 West Hastings Street, Vancouver, BC, Canada V6B 1N2
T 604.688.0546 | F 604.688.0378 | Toll Free 1.866.688.0546 | ggl@telus.net | www.ggldiamond.com



GGL DIAMOND CORP.

March 23, 2006
Press Release

The foregoing is a general description of the Plan only, and is qualified in its entirety by the more detailed description of the Plan, and in particular by the full text of the Plan, which will be contained in the material change report relating to the Plan (which the Company expects to file shortly). The material change report will be available on the SEDAR website (www.sedar.com) once filed.

To find out more about GGL Diamond Corp. (TSXV: GGL) visit our website at www.ggldiamond.com

GGL DIAMOND CORP.
Per:



Raymond A. Hrkac, President & CEO

Forward- Looking Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address events or developments that GGL Diamond Corp. expects to occur, are forward-looking statements. Such statements are identified in this release by the use of words such as "expects", "will" and "would", as well as the use of the future or conditional tense. Although GGL Diamond Corp. believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. GGL Diamond Corp. does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

#904 - 675 West Hastings Street, Vancouver, BC, Canada V6B 1N2
T 604.688.0546 | F 604.688.0378 | Toll Free 1.866.688.0546 | ggl@telus.net | www.ggldiamond.com